Home BancShares, Inc.	Exhibit 12.1

Computation of Ratios of Earnings to Fixed Charges

	Year Ended December 31,
Exhibit	2016		2015		2014		2013		2012
(Dollars in thousands)
Fixed Charges and Preferred Dividends
Interest expense	$28,986		$20,370		$17,557		$14,013		$19,761
Capital debt expense Trust Preferred	1,593		1,354		1,313		518		1,774
Estimated interest in rent	784		779		751		515		435
Preferred dividends (E)	—		—		—		—		—

Combined fixed charges and preferred dividends (B)	31,363		22,503		19,621		15,046		21,970
Less: interest on deposits	15,926		12,971		12,796		9,744		14,989

Combined fixed charges and preferred dvidends excluding interest on deposits (D)	$15,437		$9,532		$6,825		$5,302		$6,981

Earnings
Pre-tax income from continuing operations	$282,646		$218,491		$177,173		$104,473		$98,451
Fixed charges and preferred dividends	31,363		22,503		19,621		15,046		21,970

Total earnings (A)	314,009		240,994		196,794		119,519		120,421
Less: interest on deposits	15,926		12,971		12,796		9,744		14,989

Total earnings excluding interest on deposits (C)	$298,083		$228,023		$183,998		$109,775		$105,432

Ratio of earnings to fixed charges
Ratio, including interest on deposits (A/(B-E))	10.01	x	10.71	x	10.03	x	7.94	x	5.48	x
Ratio, excluding interest on deposits (C/(D-E))	19.31	x	23.92	x	26.96	x	20.70	x	15.10	x
Ratio of earnings to fixed charges & preferred dividends
Ratio, including interest on deposits (A/B)	10.01	x	10.71	x	10.03	x	7.94	x	5.48	x
Ratio, excluding interest on deposits (C/D)	19.31	x	23.92	x	26.96	x	20.70	x	15.10	x